Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors Visa Inc.:

We consent to the incorporation by reference in this registration statement on Form S-3 of Visa Inc. (the Company) of our report dated November 17, 2011, with respect to the consolidated balance sheets of Visa Inc. and subsidiaries as of September 30, 2011 and 2010, and the related consolidated statements of operations, changes in equity, comprehensive income, and cash flows for each of the years in the three-year period ended September 30, 2011, and the effectiveness of internal control over financial reporting of Visa Inc. as of September 30, 2011, which report appears in the September 30, 2011 annual report on Form 10-K of the Company, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

San Francisco, California

July 27, 2012